Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 11 DATED AUGUST 21, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 8 dated July 10, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 9 dated August 1, 2013 and Supplement No. 10 dated August 15, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	placement and termination of debt on certain real property investments.

Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of August 19, 2013, we had accepted investors’ subscriptions for, and issued, approximately 98.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $979.8 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Placement and Termination of Debt on Certain Real Property Investments
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies – Placement of Debt on Certain Real Property Investments – Revolving Credit Facility” beginning on page 121 of the prospectus.
Amended and Restated Credit Facility
On April 13, 2012, our operating partnership, CCPT IV OP, entered into a secured revolving credit facility providing for up to $50.0 million of borrowings pursuant to a credit agreement (the Credit Agreement) with J.P. Morgan Securities, LLC, as sole lead arranger and sole bookrunner, JPMorgan Chase Bank, N.A. (JPMorgan Chase) as administrative agent, and other lending institutions that may have become parties to the Credit Agreement. CCPT IV OP entered into an amended and restated secured revolving credit agreement on July 13, 2012 (the Amended Credit Agreement), providing for up to $250.0 million in revolving loans. On August 15, 2013, CCPT IV OP entered into an amended and restated unsecured credit agreement (the Amended and Restated Credit Agreement) with JPMorgan Chase, as administrative agent, swing line lender and letter of credit issuer and other lending institutions that are or may become parties to the Amended and Restated Credit Agreement, which amended and restated the Amended Credit Agreement in its entirety and increased the allowable borrowings up to $900.0 million (the Amended and Restated Credit Facility). The Amended and Restated Credit Facility includes a $300.0 million unsecured term loan (the Term Loan) and allows CCPT IV OP to borrow up to $600.0 million in unsecured revolving loans (the Revolving Loans). Subject to meeting certain conditions described in the Amended and Restated Credit Agreement and the payment of certain fees, the amount of the Amended and Restated Credit Facility may be increased up to a maximum of $1.25 billion. The Term Loan matures on August 15, 2018. The Revolving Loans mature on August 15, 2017; however, CCPT IV OP may elect to extend the maturity date to August 15, 2018 subject to satisfying certain conditions described in the Amended and Restated Credit Agreement.

The Revolving Loans will bear interest at rates depending upon the type of loan specified by CCPT IV OP. For a eurodollar rate loan, as defined in the Amended and Restated Credit Agreement, the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR, as elected by CCPT IV OP, multiplied by the statutory reserve rate (the Eurodollar Rate) for the interest period plus the applicable rate. The applicable rate is based upon the overall leverage ratio, generally defined in the Amended and Restated Credit Agreement as our total consolidated outstanding indebtedness divided by our total consolidated asset value (the Leverage Ratio), and ranges from 1.65% at a Leverage Ratio of 45.0% or less to 2.50% at a Leverage Ratio greater than 60.0%. For base rate committed loans, the interest rate will be a per annum amount equal to the applicable rate plus the greater of (a) JPMorgan Chase’s Prime Rate; (b) the Federal Funds Effective Rate, as defined in the Amended and Restated Credit Agreement, plus 0.50%; or (c) the Eurodollar Rate plus 1.0% (the Base Rate). The Term Loan will initially bear interest at a rate equal to the Base Rate. Effective August 20, 2013, the Term Loan converted to a eurodollar rate loan, as elected by CCPT IV OP, and bears interest at the Eurodollar Rate of the three-month LIBOR plus the applicable rate. On August 15, 2013, CCPT IV OP executed an interest rate swap agreement with JPMorgan Chase that will effectively fix the variable interest rate of the Term Loan. As such, on August 20, 2013, based on the leverage ratio in effect, the Term Loan effectively bears interest at 3.713%.
As of August 15, 2013, CCPT IV OP had $300.0 million outstanding under the Term Loan and no amounts outstanding under the Revolving Loans and, based on the underlying collateral pool, approximately $188.6 million available for borrowing under the Revolving Loans.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Placement of Debt on Certain Real Property Investments – Bridge Facility” beginning on page 121 of the prospectus.
Termination of Bridge Facility
On August 15, 2013, when CCPT IV OP entered into the Amended and Restated Credit Agreement, the Bridge Credit Agreement and Modified Bridge Credit Agreement were terminated and no amounts were outstanding under the Bridge Facility as of August 15, 2013.

CCPT 4-SUP-11B

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